FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 20, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods on July 16, 2004.

1.              On the matter of the agenda: Reelection of the Chairman of the Management Board for the new term, be it resolved that Sergey Arkadyevich Plastinin be reelected as the Chairman of the Management Board for the new term (3 years), with the right of financial documents first signature and credits command.

2.              On the matter of the agenda: Concerning changes in the Management Board composition.

Upon the recommendation of the Chairman of WBD Foods Management Board
Mr. S.A. Plastinin be it resolved to make the following amendments to the WBD Foods Management Board composition:

2.1.  To stop Mr. Maxim Olegovich Byrdin acting as WBD Foods Management Board member anticipatorily (on July 16, 2004), thanking him for his conscientious work.

2.2. To appoint the following persons as WBD Foods Management Board members for the
3-year term (starting on July 16, 2004):

• Iakov Zelikovich Ioffe;

• Marina Gennadyevna Kagan.

2.3.                              To appoint Mr. Francesco Giuffredi as WBD Foods Management Board member, under the condition and after granting to WBD Foods of the permission for recruiting of foreign employees (with respect to Mr. Francesco Giuffredi), for the term of permission, but no longer than 3 years.

3.              On the matter of the agenda: Opening the representative office of WBD Foods in Beijing, be it resolved:

3.1. That the representative office of WBD Foods in Beijing (People’s Republic of China) be established.

3.2. That the full title of the representative office be approved: Representative office of Wimm-Bill-Dann Foods Open Joint Stock Company in Beijing.

3.3. That the short title of representative office be approved: Representative office of WBD Foods in Beijing.

3.4. That the Regulation on Representative office of WBD Foods in Beijing be approved.

3.5. That the Chairman of the Management Board of WBD Foods be charged to take actions needed to establish (start the operations of) the representative office of WBD Foods in Beijing, including paper work and signing the documents required.

3.6. That the Chairman of the Management Board of WBD Foods be charged to accomplish the matter of endowing the Representative office of WBD Foods in Beijing with property.

3.7. That the Chairman of the Management Board of WBD Foods be charged to appoint the Head of the representative office of WBD Foods in Beijing, formalizing his authorities in due course, including by means of issuing of letter of attorney.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Roman V. Bolotovsky
		Name:	Roman V. Bolotovsky
		Title:	General Counsel
Wimm-Bill-Dann Foods OJSC

Date:	July 21, 2004